Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

08000552

30 January 2008

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

18 January 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**January 2008**	**December 2007**
Outstanding current balance of mortgages	£10,822,548,285	£10,922,357,850
Number of mortgages	114,087	114,472
Average loan balance	£94,862	£95,415
Average LTV	62.38%	62.83%
Weighted average HPI LTV	65.46%	65.31%
Arrears:		
1 month +	2.97%	2.79%
3 months +	1.13%	0.92%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

INVESCO Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan Chase - 3,225,383
Vidacos Nominees - 28,234,426
Other - 3,434

5. Number of shares / amount of stock acquired

1,650,556

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.09%

7. Number of shares / amount of stock disposed

Nil

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Nil

9. Class of security

Ordinary 25p shares

10. Date of transaction

2 January 2008

11. Date listed company informed

7 January 2008

12. Total holding following this notification

31,463,243

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.09%

14. Any additional information

15. Name of contact and telephone number for queries

John Pickering - 01274 554384

16. Name and signature of authorised officer of the listed company responsible for making this notification

Paul Hopkinson

Date of notification

7 January 2008

Bradford & Bingley plc

Director Retirement

Sir George Cox, previously Senior Independent Director and a non-executive director for 7 years, retired from the Board on 31 December 2007. The Board would like to thank Sir George for his contribution over the past 7 years.

END

3 January 2008

21 December 2007

Bradford & Bingley plc

Cancellation of bonds

Bradford & Bingley plc can confirm it has purchased for cancellation the following CHF Covered Bonds:

CHF 20m 2027 3.5% new outstanding amount CHF 130,000,000

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

INVESCO Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan Chase - 3,063,201
Vidacos Nominees - 27,663,914
Other - 3,659

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares / amount of stock disposed

732,469

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.97%

9. Class of security

Ordinary 25p shares

10. Date of transaction

24 January 2008

11. Date listed company informed

30 January 2008

12. Total holding following this notification

30,730,774

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.97%

14. Any additional information

15. Name of contact and telephone number for queries

John Pickering - 01274 554384

16. Name and signature of authorised officer of the listed company responsible for making this notification

Paul Hopkinson

Date of notification

30 January 2008

END